SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 March 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 23 March 2021 re: Notice of AGM

23 March 2021

LLOYDS BANKING GROUP PLC
2021 NOTICE OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc (the "Company") has submitted today the 2021 Notice of Annual General Meeting (the "AGM Notice") to the National Storage Mechanism.

The AGM Notice will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A copy of the AGM Notice is available through the 'Shareholder Meetings' ('Shareholder information') page within the 'Investors' section of our website www.lloydsbankinggroup.com.

Mailing of the AGM Notice, proxy forms for the 2021 Annual General Meeting ("AGM") and related ancillary documentation to shareholders will commence shortly.

The AGM will be held at the Company's registered office, The Mound, Edinburgh, EH1 1YZ on Thursday 20 May 2021 at 11.00 am.

In light of the current government restrictions in the UK and in particular Scotland, where the AGM is required to be held under the Company's articles of association, to prevent the transmission of COVID-19, this year's events will follow a different format. The Company will offer shareholders the opportunity to join the Company virtually for the first time through a live virtual shareholder engagement event on Thursday 13 May 2021 at 10.00 am. This will offer all shareholders the opportunity to hear from the Company's board of directors (the "Board") before voting on resolutions and the timing for this new event has been chosen to ensure that those who choose to submit forms of proxy by post have the opportunity to do so after hearing from the Chair of the Board and some of the other Board members.

As of this date, the UK and in particular Scotland, where the AGM is required to be held under the Company's articles of association, remain subject to a number of government restrictions to prevent the spread of COVID-19, including a ban on large gatherings. It is therefore currently intended that the AGM will be held with only the minimum number of shareholders present as is required to form a quorum under the Company's articles of association to enable the business of the AGM to be conducted, each of whom is expected to be an officer or employee of Lloyds Banking Group. To ensure the safety of the limited number of people whose attendance is essential, under current restrictions, shareholders will not be permitted to attend the AGM in person. Shareholders are strongly encouraged to appoint the Chair of the meeting as their proxy to exercise their right to vote at the AGM in accordance with their instructions. If shareholders appoint someone other than the Chair as their proxy and attendance at the AGM is restricted, their votes are unlikely to be counted.

We will notify shareholders of any updates to this position as early as possible before the date of the AGM through our website.

-END-

For further information:

Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com	+44 (0) 20 7356 1571
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 23 March 2021